Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING AND CLASS MEETINGS

We wish to announce that all the proposed resolutions set out in our notice of the extraordinary general meeting and notice of each of the Class Y meeting and the Class Z meeting dated July 29, 2021 were duly passed at our extraordinary general meeting, Class Y meeting and Class Z meeting held on September 1, 2021.

By order of the Board

Bilibili Inc.

Rui Chen

Chairman

Hong Kong, September 1, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.